Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2022 and Declares Cash Distribution

Majuro, Marshall Islands, April 28, 2022, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2022.

Highlights

●	Signed a new multi-month time charter agreement for the GasLog Sydney with Naturgy Aprovisionamientos S.A. (“Naturgy”).
●	Repurchased $10.0 million of preference units in the open market in the first quarter of 2022.
●	Repaid $37.0 million of debt and lease liabilities during the first three months of 2022.
●	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $85.5 million, $35.0 million, $28.3 million and $60.9 million, respectively.
●	Quarterly Earnings per unit (“EPU”) of $0.53 and Adjusted EPU(1) of $0.41.
●	Declared cash distribution of $0.01 per common unit for the first quarter of 2022.

CEO Statement

Paolo Enoizi, Chief Executive Officer, commented: “The global LNG market was already tight before the conflict in Ukraine began to unfold. This further need to secure energy supply has led to a significant increase in demand for LNG in recent months. This has resulted in a tight term market, despite volatility in the spot market in the first quarter of 2022.

We expect that the Partnership’s contracted revenues in 2022 will more than fulfill its operational and financial obligations, whilst also retaining significant market exposure, particularly in the seasonally stronger second half of the year. Given the scarcity of independently-owned vessels available for term charters, based on current market conditions, we expect to recognize material upside well above our contracted revenues. We continue to execute on our business strategy, de-leveraging our balance sheet and simultaneously increasing our potential for free cash flow generation in order to create long-term value for our stakeholders.”

Financial Summary

	For the three months ended		% Change
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	March 31, 2021	March 31, 2022
Revenues	87,088	85,459	(2%	)
Profit	35,360	34,981	(1%	)
EPU, common (basic)	0.57	0.53	(7%	)
Adjusted Profit(1)	31,753	28,326	(11%	)
Adjusted EBITDA(1)	64,131	60,901	(5%	)
Adjusted EPU, common (basic)(1)	0.50	0.41	(18%	)

There were 1,350 available days for the quarter ended March 31, 2022, as compared to 1,336 available days for the quarter ended March 31, 2021, due to the scheduled dry-docking of one of our vessels in the first quarter of 2021.

Management classifies the Partnership’s vessels from a commercial point of view into two categories: (a) spot fleet and (b) long-term fleet. The spot fleet includes all vessels under charter party agreements with an initial duration of less than (or equal to) five years (excluding optional periods), while the long-term fleet comprises all vessels with charter party agreements of an initial duration of more than five years (excluding optional periods).

For the three months ended March 31, 2021 and 2022, an analysis of available days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended March 31, 2021		For the three months ended March 31, 2022
All amounts expressed in thousands of U.S. dollars, except number of days	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	698	638	810	540
Revenues	37,054	50,034	40,107	45,352
Voyage expenses and commissions	(1,248)	(831)	(743)	(718)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Revenues decreased by $1.6 million, from $87.1 million for the quarter ended March 31, 2021, to $85.5 million for the same period in 2022. The decrease is mainly attributable to a net decrease in revenues from our vessels operating in the spot market in the first quarter of 2022 for an additional 112 days due to the lower average headline rates earned by our spot fleet in 2022 compared to the same period in 2021, as the premium winter spot market ended much earlier this year.

Voyage expenses and commissions decreased by $0.6 million, from $2.1 million for the three-month period ended March 31, 2021, to $1.5 million for the same period in 2022. The decrease in voyage expenses and commissions is attributable to a decrease in bunker consumption costs due to the increased utilization of our vessels operating in the spot market in the first three months of 2022, as compared to the same period in 2021.

Vessel operating costs increased by $0.8 million, from $17.8 million for the three-month period ended March 31, 2021, to $18.6 million for the same period in 2022. The increase in vessel operating costs is mainly attributable to an increase of $1.4 million in crew costs, largely related to additional costs in 2022 following our COVID-19 enhanced protocols in relation to crew extension bonuses to support our seafarers, travelling and extended quarantine days for seafarers prior to embarkation. This increase was partially offset by a decrease of $0.4 million in vessel management fees in connection with the decrease of the annual fee payable to our manager (approximately $0.1 million per vessel per year). As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) increased from $14,132 per day for the three-month period ended March 31, 2021, to $14,741 per day for the three-month period ended March 31, 2022.

General and administrative expenses increased by $1.6 million, from $3.1 million for the three-month period ended March 31, 2021, to $4.7 million for the same period in 2022. The increase in general and administrative expenses is mainly attributable to an aggregate increase of $1.0 million in administrative services fees for our fleet in connection with the increased annual fee per vessel payable to GasLog in 2021 (approximately $0.3 million per vessel per year), and an increase in legal and other professional fees of $0.4 million. As a result, daily general and administrative expenses increased from $2,275 per vessel ownership day for the three-month period ended March 31, 2021, to $3,472 per vessel ownership day for the three-month period ended March 31, 2022.

The decrease in Adjusted EBITDA(1) of $3.2 million, from $64.1 million in the first quarter of 2021 as compared to $60.9 million in the same period in 2022, is attributable to the decrease in revenues of $1.6 million and the increase in general and administrative expenses of $1.6 million, as described above.

Financial costs decreased by $0.6 million, from $9.4 million for the three-month period ended March 31, 2021, to $8.8 million for the same period in 2022. The decrease in financial costs is attributable to a decrease of $1.0 million in interest expense on loans, primarily due to the lower debt balances year-over-year, partially offset by an increase of $0.4 million in interest expense on leases, pursuant to the sale and leaseback of the GasLog Shanghai in October 2021. During the three-month period ended March 31, 2021, we had an average of $1,287.8 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.4%, compared to an average of $1,083.4 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.5% during the three-month period ended March 31, 2022.

Gain on derivatives increased by $3.7 million, from $1.3 million for the three-month period ended March 31, 2021, to $5.0 million for the same period in 2022. The increase is attributable to a $3.2 million increase in unrealized gain from the mark-to-market valuation of derivatives (interest rate swaps) held for trading, which were carried at fair value through profit or loss, mainly due to changes in the forward yield curve, and a decrease of $0.5 million in realized loss on derivatives held for trading.

The decrease in profit of $0.4 million from $35.4 million in the first quarter of 2021 to $35.0 million in the first quarter of 2022 is mainly attributable to the decrease in revenues of $1.6 million, the increase in general and administrative expenses of $1.6 million and the increase in operating expenses of $0.8 million, partially offset by the increase of $3.7 million in gain on derivatives, as described above.

The decrease in Adjusted Profit of $3.5 million, from $31.8 million in the first quarter of 2021, to $28.3 million in the first quarter of 2022, is mainly attributable to the decrease in Adjusted EBITDA(1) discussed above.

As of March 31, 2022, we had $135.9 million of cash and cash equivalents, out of which $33.5 million was held in current accounts and $102.4 million was held in time deposits with an original duration of less than three months.

As of March 31, 2022, we had an aggregate of $1,052.4 million of borrowings outstanding under our credit facilities, of which $99.4 million was repayable within one year, and an aggregate of $53.4 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, of which $10.4 million was payable within one year.

As of March 31, 2022, our current assets totaled $153.8 million and current liabilities totaled $169.1 million, resulting in a negative working capital position of $15.3 million. Current liabilities include $24.2 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2022 as the services are rendered).

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Preference Unit Repurchase Programme

In the three months ended March 31, 2022, under the Partnership’s preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 7,838 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 172,590 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 213,335 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”), for an aggregate amount of $10.0 million, including commissions.

Since inception of the Repurchase Programme and up to April 28, 2022, GasLog Partners has repurchased and cancelled 7,838 Series A Preference Units, 640,619 Series B Preference Units and 483,537 Series C Preference Units at a weighted average price of $25.32, $25.00 and $25.18 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $28.4 million, including commissions.

LNG Market Update and Outlook

Global LNG demand was forecasted to be 104.1 million tonnes (“mt”) in the first quarter of 2022, according to Wood Mackenzie, Energy Research and Consultancy (“WoodMac”), compared to 96.4 mt in the first quarter of 2021, an increase of approximately 8%, primarily led by increased demand in Europe and South-East Asia. European demand in the first quarter of 2022 was primarily in response to seasonal heating demand, low inventories and lower pipeline supply from Russia.

Global LNG supply was approximately 102.5 mt in the first quarter of 2022, growing by 5 mt (or 5%) year-over-year, according to WoodMac. Supply growth in the first quarter of 2022 was dominated by output from the United States (“U.S.”), which increased by 4 mt, or 24% year-over-year, primarily due to increased utilization of existing liquefaction terminals. Growth in U.S. production offset declines from many other supply sources around the world, including Norway, Nigeria, Malaysia and Oman, either due to continued feedstock issues or downtime. Looking ahead, approximately 112 mt of new LNG capacity is currently under construction and scheduled to come online between 2022 and 2026.

Headline spot rates for tri-fuel diesel electric (“TFDE”) LNG carriers, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $34,850 per day in the first quarter of 2022, a 60% decrease over the $84,400 per day average in the first quarter of 2021. Headline spot rates for steam turbine propulsion (“Steam”) vessels averaged $21,750 per day in the first quarter of 2022, 74% lower than the average of $60,000 per day in the first quarter of 2021. Headline spot rates in the first quarter of 2022 suffered from increased availability of sublet tonnage, limited spot vessel enquiries and declining inter-basin demand. However, demand for charters for periods of one year or longer continues to be high in spite of the lack of activity in the spot market. One-year time charter rates for TFDE LNG Carriers averaged $89,000 per day in the first quarter of 2022, a 70% increase over the $52,800 per day average in the first quarter of 2021. One-year time charter rates for Steam vessels averaged $47,100 per day in the first quarter of 2022, a 37% increase over the $34,250 daily average in the first quarter of 2021.

As of April 1, 2022, Clarksons assessed headline spot rates for TFDE and Steam LNG carriers at $39,500 per day and $31,500 per day, respectively. Forward assessments for LNG carrier spot rates indicate rising spot rates through the remainder of the year.

As of April 1, 2022, Poten & Partners Group Inc. estimated that the orderbook totaled 186 dedicated LNG carriers (>100,000 cbm), representing 29% of the on-the-water fleet. Of these, 158 vessels (or 85%) have multi-year charters. There were 42 orders for newbuild LNG carriers in the first quarter of 2022 compared with 82 orders for all of 2021.

Preference Unit Distributions

On February 25, 2022, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions were paid on March 15, 2022 to all unitholders of record as of March 8, 2022.

Common Unit Distribution

On April 27, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2022. The cash distribution is payable on May 12, 2022 to all unitholders of record as of May 9, 2022.

ATM Common Equity Offering Programme (“ATM Programme”)

The Partnership did not issue any common units under the ATM Programme during the first quarter of 2022.

Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter of 2022 at 8.30 a.m. EDT (3.30 p.m. EEST) on Thursday, April 28, 2022. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 866 374 5140 (USA)

+44 20 3100 4191 (United Kingdom)

+33 1 72 25 67 60 (France)

+852 800 9337 52 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 90159316

A live webcast of the conference call will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 14 wholly-owned LNG carriers as well as one vessel on a bareboat charter, with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	our ability to secure new multi-year charters at economically attractive rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
●	fluctuations in exchange rates, especially the U.S. dollar and Euro;
●	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;
●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;
●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance, financial condition, liquidity and cash available for distributions;
●	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;

●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
●	risks inherent in ship operation, including the discharge of pollutants;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 1, 2022, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and March 31, 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2021	March 31, 2022
Assets
Non-current assets
Other non-current assets	44	95
Tangible fixed assets	1,888,583	1,871,260
Right-of-use assets	81,996	77,773
Total non-current assets	1,970,623	1,949,128
Current assets
Trade and other receivables	11,156	12,585
Inventories	2,991	3,276
Prepayments and other current assets	1,433	2,023
Cash and cash equivalents	145,530	135,933
Total current assets	161,110	153,817
Total assets	2,131,733	2,102,945
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and March 31, 2022)	579,447	606,519
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and March 31, 2022)	10,717	11,287
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,742,162 Series A Preference Units, 3,962,981 Series B Preference Units and 3,517,116 Series C Preference Units issued and outstanding as of March 31, 2022)	329,334	319,292
Total partners’ equity	919,498	937,098
Current liabilities
Trade accounts payable	9,547	11,283
Due to related parties	952	1,225
Derivative financial instruments—current portion	5,184	2,159
Other payables and accruals	50,171	44,598
Borrowings—current portion	99,307	99,386
Lease liabilities—current portion	10,342	10,406
Total current liabilities	175,503	169,057
Non-current liabilities
Derivative financial instruments—non-current portion	4,061	263
Borrowings—non-current portion	986,451	952,979
Lease liabilities—non-current portion	45,556	42,986
Other non-current liabilities	664	562
Total non-current liabilities	1,036,732	996,790
Total partners’ equity and liabilities	2,131,733	2,102,945

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended
	March 31, 2021	March 31, 2022

Revenues	87,088	85,459
Voyage expenses and commissions	(2,079)	(1,461)
Vessel operating costs	(17,807)	(18,574)
Depreciation	(20,686)	(21,987)
General and administrative expenses	(3,071)	(4,691)
Profit from operations	43,445	38,746
Financial costs	(9,416)	(8,781)
Financial income	12	39
Gain on derivatives	1,319	4,977
Total other expenses, net	(8,085)	(3,765)
Profit and total comprehensive income for the period	35,360	34,981

Earnings per unit, basic and diluted:
Common unit, basic	0.57	0.53
Common unit, diluted	0.55	0.52
General partner unit	0.57	0.53

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022

Cash flows from operating activities:
Profit for the period	35,360	34,981
Adjustments for:
Depreciation	20,686	21,987
Financial costs	9,416	8,781
Financial income	(12)	(39)
Gain on derivatives	(1,319)	(4,977)
Share-based compensation	73	260
	64,204	60,993
Movements in working capital	(8,778)	(2,370)
Net cash provided by operating activities	55,426	58,623
Cash flows from investing activities:
Payments for tangible fixed assets additions	(5,685)	(971)
Financial income received	12	16
Net cash used in investing activities	(5,673)	(955)
Cash flows from financing activities:
Borrowings repayments	(36,017)	(34,472)
Principal elements of lease payments	(123)	(2,551)
Interest paid	(14,468)	(12,586)
Release of cash collateral for interest rate swaps	280	—
Repurchases of preference units	—	(10,002)
Payment of offering costs	—	(20)
Distributions paid (including common and preference)	(8,067)	(7,634)
Net cash used in financing activities	(58,395)	(67,265)
Decrease in cash and cash equivalents	(8,642)	(9,597)
Cash and cash equivalents, beginning of the period	103,736	145,530
Cash and cash equivalents, end of the period	95,094	135,933

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels, loss on disposal of vessel and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels, (d) loss on disposal of vessel and (e) restructuring costs. Adjusted EPU represents Adjusted Profit (as defined above), after deducting preference unit distributions and adding/deducting any difference between the carrying amount of preference units and the fair value of the consideration paid to settle them, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels, loss on disposal of vessel and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels, loss on disposal of vessel and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership. Loss on disposal of vessel is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because loss on disposal of vessel represents the excess of its carrying amount over the amount that was recovered through sale and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022
Profit for the period	35,360	34,981
Depreciation	20,686	21,987
Financial costs	9,416	8,781
Financial income	(12)	(39)
Gain on derivatives	(1,319)	(4,977)
EBITDA	64,131	60,733
Restructuring costs	—	168
Adjusted EBITDA	64,131	60,901

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022
Profit for the period	35,360	34,981
Non-cash gain on derivatives	(3,607)	(6,823)
Restructuring costs	—	168
Adjusted Profit	31,753	28,326

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022
Profit for the period	35,360	34,981
Adjustment for:
Accrued preference unit distributions	(7,582)	(6,990)
Differences on repurchase of preference units	—	(82)
Partnership’s profit attributable to:	27,778	27,909
Common units	27,194	27,333
General partner units	584	576
Weighted average units outstanding (basic)
Common units	47,517,824	51,137,201
General partner units	1,021,336	1,077,494
EPU (basic)
Common units	0.57	0.53
General partner units	0.57	0.53

	For the three months ended
	March 31, 2021	March 31, 2022
Profit for the period	35,360	34,981
Adjustment for:
Accrued preference unit distributions	(7,582)	(6,990)
Differences on repurchase of preference units	—	(82)
Partnership’s profit used in EPU calculation	27,778	27,909
Non-cash gain on derivatives	(3,607)	(6,823)
Restructuring costs	—	168
Adjusted Partnership’s profit used in EPU calculation attributable to:	24,171	21,254
Common units	23,662	20,815
General partner units	509	439
Weighted average units outstanding (basic)
Common units	47,517,824	51,137,201
General partner units	1,021,336	1,077,494
Adjusted EPU (basic)
Common units	0.50	0.41
General partner units	0.50	0.41